

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2012

Via E-mail
Franklin Evanshen
Chairman of the Board of Directors
WordLogic Corporation
1130 West Pender Street, Suite 230
Vancouver, BC Canada V6E 4A4

  Re: WordLogic Corporation
     Preliminary Proxy Statement on Schedule 14A
     Filed on May 22, 2012
     File No. 000-32865

Dear Mr. Evanshen:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Maryse Mills-Apenteng

       Maryse Mills-Apenteng
       Special Counsel

cc: Via E-Mail
   Angela M. Fontanini
   Carrillo Huettel, LLP